

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

Via E-mail
Charles S. Parrish
Vice President, General Counsel and Secretary
Tesoro Logistics LP
19100 Ridgewood Parkway
San Antonio, Texas 78259-1828

> **Re:** **Tesoro Logistics LP**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 14, 2011**
>
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 18, 2011**
> **File No. 333-171525**

Dear Mr. Parrish:

We have reviewed your registration statement and your response letter dated March 11, 2011, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Exhibit 10.8

1.   We note that you have filed a confidential treatment request with regard to omitted portions of this exhibit to your registration statement. We will issue in a separate letter any comments related to the request. Our review of your Form S-1 will not be complete and we will not be in a position to consider a request for accelerated effectiveness for the registration statement until all issues, including the request, have been resolved.

Amendment No. 2 to Registration Statement on Form S-1

Statement of Estimated EBITDA, page 54

2.   We note that your Statement of Estimated EBITDA for the twelve months ending March 2012 excludes the results for the interim period ended March 31, 2011. In light of the planned timing of your offering, please tell us how you intend to inform investors of your results of operations and the sufficiency of the cash you generated or expect to generate to pay the minimum distribution for the period ended March 31, 2011.

Certain Relationships and Related Party Transactions, page 136

3.   We note your response to comment 13 in our letter dated March 1, 2011 and your revised disclosure that the annual corporate services fee is in addition to the expenses of your general partner and your affiliates that are reimbursed under your partnership agreement. Please tell us why such annual corporate services fee is not also described in the summary of payments to be made by you under the heading "Distributions and Payments to Our General Partner and Its Affiliates" at page 136.

Master Terminalling Services Agreement, page 146

4.   Please revise your filing to clarify your obligation under the master terminalling services agreement to make available to Tesoro storage and throughput capacity at each respective terminal. For example, we note that the term "Stipulated Capacity of Products" in Section 4 of such agreement does not appear to be defined.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: William N. Finnegan (Via E-mail)